Wake USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)

Statements of Financial Condition
As of December 31, 2019
And Report of Independent Registered Accounting Firm

PUBLIC DOCUMENT
Accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Advisory Committee and the Member of
Wake USA LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wake USA LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

Subsequent Event Disclosure

As discussed in Note 10 to the financial statements, the parent of the Company must be dissolved no later than July 31, 2020. Management's evaluation of the events and conditions and management's plans for the Company are also described in Note 10. Our opinion is not modified with respect to this matter.

KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 26, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.


WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Statement of Financial Condition
December 31, 2019
(In thousands)



ASSETS


Cash	$	4,058
Receivable from affiliate		6
Capitalized software at cost (net of accumulated depreciation of $144)		78
Total assets		4,142


LIABILITIES AND MEMBER'S EQUITY


Payable to affiliates		171
Other liabilities		69
Total liabilities		240
Member's equity:		
Member's contributions		8,483
Accumulated deficit		(4,581)
Total member's equity		3,902
Total liabilities and member's equity	$	4,142


See accompanying notes to the statement of financial condition.


WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2019

1. Organization and Summary of Significant Accounting Policies

The Company

Wake USA LLC (the "Company") is a wholly owned subsidiary of Wake Holdings LLC ("Wake Holdings"), which is co-owned by Credit Suisse (USA) Inc. ("CS USA") and Tower Research Capital LLC ("Tower"). CS USA is a direct subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 4, 2013 the Company was formed and organized under the laws of the State of Delaware.

In March 2014, the Company commenced operations upon registration with the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the State of New York. The Company is a U.S. registered broker-dealer that is engaged in the business of providing pricing recommendations and related risk management recommendations with respect to fixed income products.

The accompanying financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Receivable from (payable to) affiliates. Receivable from (payable to) affiliates is primarily comprised of intercompany charges that the Company has incurred (charged) in the ordinary course of business. See Note 4 for more information.

Capitalized software. The Company capitalizes costs relating to the installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding five years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

Other liabilities. Other liabilities primarily include accruals for audit fees.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2019

2. Fair Value of Financial Instruments

As of December 31, 2019, the Company does not hold any financial instruments that are recorded at fair value.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2019

2. Fair Value of Financial Instruments (Continued)

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as intangible assets and capitalized software.

December 31, 2019	Carrying Value	Level 1	Level 2	Level 3	Total at fair value
Financial assets		(In thousands)			
Cash	$ 4,058	$ 4,058	$ —	$ —	$ 4,058
Receivable from affiliate	6	—	6	—	6
Total financial assets	$ 4,064	$ 4,058	$ 6	$ —	$ 4,064
Financial liabilities					
Payable to affiliates	$ 171	$ —	$ 171	$ —	$ 171
Other liabilities	69	—	69	—	69
Total financial liabilities	$ 240	$ —	$ 240	$ —	$ 240

3. Related Party Transactions

In the ordinary course of business, the Company enters into operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

ASSETS

	(In thousands)
Receivable from affiliate	$ 6
Total assets	$ 6

LIABILITIES

Payable to affiliates	$ 137
Taxes payable to affiliates (included in payable to affiliates)	31
Deferred tax liability (included in payable to affiliates)	3
Total liabilities	$ 171

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2019

4. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company operates an electronic pricing information business that provides pricing recommendations and related risk management recommendations with respect to US Treasuries, futures and other fixed income products to CS Securities. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. As of December 31, 2019, the Company did not have any significant concentrations of credit risk.

5. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2019, the Company's net capital of $3.8 million was in excess of the SEC's minimum requirement by $3.6 million. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Income Taxes

The Company is treated as a disregarded entity of Wake Holdings, which is a partnership for U.S. federal and state income tax purposes. A partnership is generally not subject to federal or state income tax, as each member is responsible for reporting their allocable share of the partnership's income, gain, losses, deductions and credits on their individual or corporate federal and state income tax returns. The Company, however, is subject to New York City Unincorporated Business Tax ("UBT"), and is included in the UBT return of Wake Holdings. Accordingly, the Company has not accrued federal or state income tax. However, it has provided for UBT in the accompanying statement of financial condition, which is allocated by Wake Holdings to the Company on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2019, no unrecognized tax benefit was recorded. There was no change in the unrecognized tax benefit during the year, and no additional reserve is required at this time.

The Company's tax years from 2016 and forward are open to examination and inquiries with the tax authorities in jurisdictions that it does business; however there are no examinations open at this time. It is reasonably possible that inquiries could arise and be resolved within the next twelve months. The Company does not anticipate any material changes to its statement of financial condition due to audit settlements.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Concluded)
December 31, 2019

6. **Income Taxes (Continued)**

Deferred tax liabilities are generated by the following temporary differences:

Deferred tax liabilities:	(In thousands)
Depreciation on capitalized software	$ 3
Total deferred tax liabilities	$ 3

As of the balance sheet date, the UBT deferred tax liability of $3 thousand was included in payable to affiliates in the statement of financial condition.

7. **Legal Proceedings**

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

8. **Subsequent Events**

The Company has evaluated the potential for subsequent events from December 31, 2019 through the date of issuance of the financial condition on February 26, 2020.

Tower, a founding member of Wake Holdings, the parent company of the Company, has given a dissolution notice pursuant to Section 11.2 of the First Amended and Restated Limited Liability Company of Wake Holdings. As a result, Wake Holdings must be dissolved no later than July 31, 2020. In connection with the dissolution of Wake Holdings, Wake Holdings, through its governing body, the Advisory Committee, is expected to elect to also dissolve the Company by July 31, 2020. Upon dissolution, the business of the Company shall continue for the sole purpose of winding up its affairs. The Company is expected to fulfill all its obligations on dissolution date.